Exhibit 99.1

COSCIENS Biopharma Inc. Provides Corporate Update and Highlights Pipeline Prioritization

Company leveraging core competencies to develop and commercialize natural-based products to improve health and wellness

Streamlined efficiencies and cost cutting measures taken to refine operations and development pathway forward

New corporate presentation outlining key development areas to be available in January 2025

TORONTO, ONTARIO, December 23, 2024 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today provided a corporate update and reiterated its pipeline prioritization.

“Over the course of the last several months following the merger, we have taken strategic and deliberate steps to evaluate and prioritize our combined pipeline of products and programs. Through this effort, we have thoroughly evaluated the potential of our assets and prioritized the areas that we believe are high-value opportunities, and we plan to move forward focusing our resources on advancing a pipeline of natural-based products leveraging our core technologies. We believe that this focus, spanning cosmeceuticals, nutraceuticals and pharmaceuticals, positions us with near and long-term life science growth drivers and the potential to become a global leader in natural-based products for health and wellness,” stated Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS. “In addition, we have continued to make progress driving revenues and growing our active ingredients base business. We are looking to kick off 2025 with a clear line of sight towards execution of our business plan and believe we are well-positioned for a transformational year.”

Development Projects Update

Pharmaceuticals:

●	Avenanthramides Tablets (Avs) in Development as an Anti-Inflammatory: The Phase 1-2a clinical trial being conducted at the Montreal Heart Institute has fully completed the Phase 1 part of the study with 72 subjects tested. No significant side effects have been observed from ascending doses ranging from 30 mg to 960 mg. The Company expects the Phase 2a efficacy study will be initiated in Q1 2025, with expected completion in Q3 2025.

Cosmeceuticals:

●	Enriched Oat Flour with High Concentration of Avenanthramides: We have successfully produced and sold small batches for inclusion in cream formulations.

●	JuventeDC Product Line: New website, juventedc.com, was launched on December 19, 2024.

Nutraceuticals:

●	Yeast Beta Glucan (YBG) Powder - Immune Booster: Our YBG product has been successfully manufactured as part of our PGX scale up project in Edmonton, Alberta. Our YBG product is being finalized in capsule form with the goal to commercialize it as an immune booster in Q2 2025.

●	Oat Beta Glucan (OBG) Chewable Bar – Cholesterol Reduction: We have successfully developed a unique, standardized formulation for a healthy confection which includes a high concentration of OBG with daily dosage according to approved claims in 10 developed countries. The substantive claims include reduction of LDL cholesterol, supporting cardiovascular health reduction of Type 2 diabetes risks, source of fiber for the maintenance of general good health and support of a healthy digestive system. COSCIENS’ team anticipates the official commercial launch of its chewable bar OBG natural health product in Q1 2025, marking an important chapter in the Company’s journey toward promoting wellness while expanding its business model.

Macimorelin:

●	On August 27, 2024, the Company announced that the Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”) had failed to meet its primary endpoints according to the definitions in the study protocol. Based on the results of the study, we are prioritizing our pipeline moving forward and repositioning the Company as a pure play Life Science’s business offering natural-based products. Therefore, while maintaining the current commercial indication for the use of macimorelin for the diagnosis of Adult Growth Hormone Deficiency (“AGHD”), the Company has decided to not make any future investments in macimorelin for the diagnosis of CGHD. Consequently, In order to further ensure the streamlining of operations and reduce costs, the roles of some additional members of management have been terminated, including Dr. Nicola Ammer, Chief Medical Officer, which will be ending on March 31, 2025.

“On behalf of the entire Board and Company, we are grateful to the members of the team for their years of dedicated service. Nicola has been a long-standing, valued member of our team and provided years of expertise for the development of macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency. We are thankful to each member of our team and sincerely thank them for the key roles they played,” concluded Mr. Gagnon.

The Company plans to release a new corporate presentation outlining key development areas and upcoming milestones in January 2025.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. Our technology includes proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals. Our consolidated portfolio also includes macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”).

The Company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our goals and expectations regarding our plans related to the development, manufacture or commercialization of our products, our plans to drive revenues from our products, our expectation we have the potential to become a global leader in natural-based products for health and wellness.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

+1 (780) 421-4555

E: ggagnon@cosciensbio.com

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (908) 824-0775
E: csci@jtcir.com